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                                                                SEC FILE NUMBER
                                                                 033-07773-A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                                 CUSIP NUMBER
                                                                 35728C 10 O

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  / / Form 10-K    / / Form 20-F     /X/Form 10-Q    / / Form N-SAR

              For Period Ended: March 31, 1997
                                ______________
              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
              For the Transition Period Ended: ______________________________

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Read Instructions (on back page) Before Preparing Form. Please Print or Type
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________


PART I -- REGISTRANT INFORMATION

Fremont Gold Corporation
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

777 Hornby Street, Suite 2000
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Vancouver, B.C., Canada, V6Z 1S4
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the Subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

                                                 (ATTACH EXTRA SHEETS IF NEEDED)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Edward M. Topham                604               682-4606
     ___________________________  ________________   ___________________
            (Name)                   (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  /X/ Yes / / No

________________________________________________________________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  /X/ Yes / / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
________________________________________________________________________________

                            Fremont Gold Corporation
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date   May 14, 1997                           By  /s/ Edward M. Topham
       ____________________________________       _____________________________
                                                  Edward M. Topham

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing this form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
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                            FREMONT GOLD CORPORATION

                                  ATTACHMENT TO
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                       FOR QUARTERLY REPORT ON FORM 10-QSB
                      FOR THE PERIOD ENDING MARCH 31, 1997


CUSIP NO:    Common Stock 35728C 10 O

PART III - NARRATIVE

                  The last day for Fremont Gold Corporation (the "Company") to timely file its Form 10-QSB for the fiscal quarter ended March 31, 1997 (the "Form 10-QSB"), without filing a Form 12b-25, was May 15, 1997.

                  During the quarter ended March 31, 1997, the Company acquired new accounting software for purposes of producing its financial statements. The Company proceeded to input all of its financial information for the current fiscal year into the new system. After this input, the Company attempted to retrieve trial balances from the system, but was unable to do so. The software manufacturer's representatives and consultants were contacted and came to the Company's premises to determine the cause of the malfunction. Because these individuals were unable to determine the cause of the problem, the Company directly contacted the software manufacturer for guidance. During the week of May 5, 1997, the software manufacturer's employees were on the Company's site to locate and correct the bug in the software system. These individuals determined that the cause of the problem was an error in setup related to translation of the Company's transactions in foreign currency. As of May 12, 1997, the Company believes that the bug has been corrected and is now in the process of completing its financial statements for the fiscal quarter ended March 31, 1997. These delays were unavoidable and the Company used all of its diligence to obtain an expedited resolution to the software problem. Unfortunately, because the expertise of the software manufacture was required to correct the problem, delays were experienced.

                  The Company will file the Form 10-QSB on or before May 20, 1997.

PART IV - OTHER INFORMATION

         At March 31, 1996 the Company did not have any material operations. In June 1996 there was a change in control of the Company. Following this change in control the Company began to implement its current business plan which includes the acquisition, exploration and development of mineral properties, primarily gold and copper properties located in Latin America. The financial statements for the quarter ended March 31, 1997 will reflect these operations.